04 FEB -5 AM 7:21

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

February 4, 2004

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

04012630

SUPPL

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montréal, November 3, 2003* – Appointment at Bombardier
- *Montréal, December 18, 2003* – Bombardier announces closing of public securitization in the U.S.

dlw 2/9

BOMBARDIER AEROSPACE

- *Montréal, December 9, 2003* – Bombardier delivers 1,000th CRJ Regional Jet

- *Toronto, December 17, 2003* – Bombardier signs Qantas for six new Q300 turboprops

- *Toronto, December 19, 2003* – Bombardier, Air Canada sign memorandum of understanding for 45 CRJ Regional Jets

- *Toronto, January 27, 2004* – Bombardier wins follow-on order for 20 CRJ aircraft from Mesa Air Group

BOMBARDIER TRANSPORTATION

- *Montréal, November 20, 2003* – Bombardier receives $185-million order from Connex in Germany for new generation of regional trains

- *Montréal, November 26, 2003* – Bombardier receives $121-million order for additional interregional trains in Sweden

- *Montréal, November 27, 2003* – Bombardier's Talent trains selected again by Austrian Federal Railways

- *Montréal, December 17, 2003* – Bombardier will deliver Itino diesel trains in Germany

- *Montréal, January 15, 2004* – Bombardier receives $120-million order for TGV Duplex trainsets in France

- *Montréal, January 29, 2004* – Bombardier announces new organization within its rail transportation group (Wolfgang Toelsner)

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

* * * * * * *

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ____ day of ________, 2004.

____
Name:
Title:

PRESS RELEASE

BOMBARDIER

APPOINTMENT AT BOMBARDIER

Montréal, Nov. 3, 2003 — Bombardier Inc. today announced the following appointment, effective Nov. 3, 2003.

Ms. Moya Greene is appointed Senior Vice President, Operational Effectiveness. Ms. Greene will report to the President and Chief Executive Officer and will be a member of Bombardier's various senior executive committees. Her main focus will be initiatives to improve productivity and reduce costs.

Ms. Greene was Senior Vice President/Chief Administration Officer, Retail Products at Canadian Imperial Bank of Commerce (CIBC) in Toronto. She has also worked for TD Securities as Managing Director, Infrastructure Finance and Public Private Partnerships. From 1979 to 1996, she held several key positions in the public sector, primarily at Transport Canada and at Human Resources Development Canada.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES CLOSING OF PUBLIC SECURITIZATION IN THE U.S.

Montréal, Dec. 18, 2003 - Bombardier Inc. today announced the successful closing of $500 million US two-year public bonds backed by Bombardier Capital's inventory finance receivables.

Banc One Capital Markets, Inc. and J.P. Morgan Securities Inc., as joint lead managers, and Citigroup Global Markets Inc. and BNP Paribas, as co-managers, underwrote this securitization of dealer floorplan loans.

"This is the second issuance of asset-backed bonds for Bombardier Capital this year and it represents the successful completion of its annual public market financing requirement," said François Lemarchand, Senior Vice President and Treasurer of Bombardier. "The transaction, being materially oversubscribed and priced tighter than the previous issuance, gives further evidence of the market's continued confidence in Bombardier and in Bombardier Capital's inventory finance business."

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER DELIVERS 1,000th CRJ REGIONAL JET

Milestone delivery ranks CRJ Series as the most successful regional aircraft program ever and one of the best-selling commercial jetliner programs in history

Montréal, December 9, 2003 – Bombardier Aerospace today delivered the 1,000th CRJ regional jet. The aircraft, a 70-seat CRJ700*, was handed over to Delta Connection carrier Comair in a ceremony at Bombardier's facility in Dorval. Delta Connection is the operator of the world's largest CRJ fleet with 259 CRJ200* and CRJ700 aircraft, and Comair was the first customer to launch regional jet service in North America in 1993.

The CRJ* is the most successful regional aircraft program in history and is the only regional airline aircraft program to reach 1,000 deliveries. Only larger jet transports such as the Boeing jet family and the Airbus A320 family have been delivered in such numbers.

"The CRJ now stands beside the Douglas DC-3 and the Boeing 707 as an airplane that revolutionized the way the world flies," said Pierre Beaudoin, president and chief operating officer, Bombardier Aerospace. "We are proud that the trend-setting CRJ was designed and is produced in Canada by Canadians. The success of the CRJ program is the result of a strong partnership between our customers, the government of Canada, our suppliers, and Bombardier's employees."

Mr. Beaudoin was joined at the delivery ceremony held at Bombardier's Dorval plant by Laurent Beaudoin, executive chairman of the board, Bombardier Inc.; Steven A. Ridolfi, president, Bombardier Aerospace, Regional Aircraft; Fred Buttrell, president, Delta Connection and Randy Rademacher, president, Comair.

What began in the mid-1980s as a bold step into unchartered territory – there was no apparent market for a regional jet – sparked a revolution in airline transportation, a revolution that continues today as the regional jet spearheads the turnaround in the airline industry's fortunes.

"Bombardier CRJs have been instrumental in Delta's ability to build the industry's leading regional jet program," said Fred Buttrell, president and chief executive officer, Delta Connection Inc. "Starting with Comair, and continuing on with other carriers, regional jets provide service options that otherwise would not be available to millions of customers and the communities where they live."

"Using small jets to link smaller communities to large airline hubs was an idea that Comair had been pursuing for a long time," said Randy Rademacher, president, Comair. "The people of Bombardier stepped forward 10 years ago to provide the technology that let the vision become reality. How fitting that Comair hits the 10-million customer mark, and Bombardier its 1,000th CRJ in the same year we both celebrated the 10-year anniversary of CRJs in North America."

The revolution in air travel begun by the Bombardier CRJ a decade ago sees no sign of abating. Regional jets allow airlines to replace and complement larger jet aircraft on routes with poor to marginal performance, which then can be re-deployed to operate in more profitable destinations. As a result, regional airline traffic growth in the U.S. averaged 12.3 per cent per year between 1978 and 2000, with its share of total passengers growing from five per cent to 16 percent over the same period. Between April 2000 and April 2003, regional jet seat capacity in the U.S. grew by 97 per cent.

"The data demonstrates that the CRJ revolution is continuing and that the pioneering Bombardier CRJ remains an indispensable tool in the arsenal for many airlines," said Steven A. Ridolfi, president, Bombardier Aerospace, Regional Aircraft. "The Bombardier CRJ truly changed the way the world flies and also changed the way airlines structured their operations for lower cost, more efficient and profitable jet services."

Bombardier continued to spearhead this revolution with the introduction of larger size CRJ aircraft and established the only true family of regional jets with various seating capacities – all of which were the first in their category to reach the market. The Bombardier CRJ family has grown from the initial 50-seat aircraft to the 44-seat CRJ440*, 70-seat CRJ700 Series 701*, 75-seat CRJ700 Series 705* and 86-seat CRJ900*, underscoring the opportunities for even lower operating costs and increased profit advantages for regional carriers.

Bombardier launched the CRJ program on March 31, 1989 on the strength of 56 firm orders and six options. The CRJ made its first flight on May 10, 1991 and received Transport Canada aircraft type approval on July 31, 1992, followed by U.S. and European approvals early in 1993. The CRJ entered revenue service with launch customer Lufthansa CityLine on November 1, 1992. Comair launched CRJ service in the U.S. on June 1, 1993.

Today, firm orders for the CRJ stand at 1,289 aircraft with 1,000 delivered. Conditional orders and options could bring the program total to 2,578. The CRJ has been ordered by 37 customers in over 20 countries throughout the Asia Pacific region, Africa, Europe, North America and South America.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

04 FEB -5 AM 7:21

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER SIGNS QANTAS FOR SIX NEW Q300 TURBOPROPS

Toronto, December 17, 2003 – Bombardier Aerospace announced today that Qantas Airways of Sydney, Australia has placed a firm order for six new 50-passenger Bombardier Q300* turboprops and has taken options on two additional Bombardier Q300 aircraft for the carrier's QantasLink regional airline operation. Deliveries are scheduled for the first half of 2004.

The new Bombardier Q300 aircraft will replace older model 36-seat Dash 8* Series 100 aircraft currently operated by QantasLink for its services to regional Australia.

"These new aircraft are a significant investment in our regional fleet, " said Narendra Kumar, executive general manager, Regional Airlines, Qantas Airways. "We are committed to continuing our investment in QantasLink to ensure we have the best aircraft to meet the needs of regional Australia."

QantasLink currently operates 33 Dash 8 Series 100, Bombardier Q200 and Bombardier Q300 aircraft.

"We are delighted that Qantas has once again chosen Bombardier Aerospace to meet its ongoing requirements," said Steven A. Ridolfi, president, Bombardier Aerospace, Regional Aircraft. "We are proud of our almost 20-year association with Qantas, which has some of the world's most exacting technical standards for aircraft."

"This order is also further evidence that despite the popularity of regional jets, there is and will continue to be a market for turboprop aircraft where their lower operating economics can mean the difference between profit and loss on many regional airline routes," Mr. Ridolfi added.

QantasLink operates the world's longest regional airline route system, stretching more than 1,950 nm (3,609 km) along Australia's east coast from Hobart, Tasmania to Horn Island at the tip of Cape York. The airline serves 54 communities with more than 2,500 flights a week.

Firm orders for Bombardier Q Series and Dash 8 turboprops total more than 700 aircraft, with over 670, including 203 Q300, delivered. The worldwide fleet has flown almost 13 million hours and has carried more than 384 million passengers.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
An image of a QantasLink Q300 aircraft is available in our web site multimedia library at: **www.aero.bombardier.com/htmen/F15.jsp**

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER, AIR CANADA SIGN MEMORANDUM OF UNDERSTANDING FOR 45 CRJ REGIONAL JETS

Includes rights to acquire up to an additional 45 aircraft

Toronto, December 19, 2003 – Bombardier Aerospace announced today that Air Canada has signed a Memorandum of Understanding (MOU) to acquire 45 Bombardier CRJ regional jet aircraft with rights to acquire up to an additional 45 aircraft. A definitive purchase agreement will be signed in early 2004.

The MOU covers firm orders for 15 Bombardier CRJ200 aircraft with 50 seats, and 30 Bombardier CRJ700 Series 705 aircraft with a dual-class cabin configuration of nine business class and 65 economy seats. The MOU also includes the right to execute reconfirmable orders for 15 Bombardier CRJ200 and 30 Bombardier CRJ700 Series 705 aircraft.

List price value of the firm order would be approximately $1.3 billion U.S. ($1.8 billion Cdn.). Exercise of the reconfirmable orders by Air Canada would bring the potential value of the transaction to $2.7 billion U.S. ($3.6 billion Cdn.)

Deliveries of the CRJ200 aircraft would begin in the third quarter of 2004, with Bombardier CRJ700 Series 705 deliveries beginning in the second quarter of 2005, subject to finalization of Air Canada's business plan.

Air Canada and Air Canada Jazz currently operate 35 Bombardier CRJ100/200 aircraft.

"Acquisition of additional Bombardier CRJ aircraft represents another key element of our long-term restructuring program," said Robert Milton, president and chief executive officer, Air Canada. "These new regional jets will enable Air Canada to compete more effectively, by providing increased point-to-point service to domestic and transborder markets, thereby generating additional revenues.

"The Bombardier CRJ200 was the spearhead of our rapid and successful expansion into U.S. markets in the mid-1990s, " added Mr. Milton. We fully expect the new Bombardier CRJ200 and Bombardier CRJ700 Series 705 aircraft will play a significant role in the future growth and prosperity of Air Canada."

"Air Canada is one of the most demanding airlines in the world in terms of the technical and economic aspects of the aircraft it selects," said Steven A. Ridolfi, president, Bombardier Aerospace, Regional Aircraft. "Their decision to acquire additional Bombardier CRJ200 aircraft and introduce the Bombardier CRJ700 Series 705 to the Canadian market is a strong endorsement of the well-proven economics and commonality benefits of the Bombardier CRJ family."

As of November 30, 2003, the number of firm orders for Bombardier CRJ Series aircraft stood at 1,289. Conditional orders and options numbered 1,289 for a potential CRJ program total of 2,578 aircraft. On December 9, 2003, Delta Connection carrier Comair took delivery of the 1,000th CRJ, making the CRJ program the eighth commercial aircraft program to have reached the 1,000th delivery milestone.

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003 were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

* Trademarks of Bombardier Inc. or its subsidiaries.

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

04 FEB -5 AM 7:21

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER WINS FOLLOW-ON ORDER FOR 20 CRJ AIRCRAFT FROM MESA AIR GROUP

Regional jet revolution continues with additional CRJ700 & CRJ900 order.

Toronto, January 27, 2004 – Bombardier Aerospace announced today that Mesa Air Group, Inc. of Phoenix, Arizona has placed a firm order for a total of 20 Bombardier CRJ700* and CRJ900* regional jets. The mix of models will be determined at a later date.

The order is valued at an estimated $637 million U.S. ($837 million Cdn.) and represents the conversion of 20 of the 40 options that Mesa holds on the Bombardier CRJ700 and CRJ900 aircraft.

Mesa Air Group currently operates 69 Bombardier CRJ aircraft including 43 CRJ200, 15 CRJ700 and 11 CRJ900 aircraft. In addition a further 11 CRJ200 from Midway Airlines will soon join its fleet.

When the delivery of this recent order is complete Mesa Air Group will operate some 114 Bombardier CRJ aircraft and will have options on another 20 regional jets.

"We are delighted by Mesa Air Group's continuing confidence in our CRJ family of aircraft. As a partner of America West, United and US Airways, Mesa CRJ aircraft have proven themselves throughout the United States," said Steven A. Ridolfi, president, Bombardier Aerospace, Regional Aircraft. "Their low operating costs, coupled with additional economic benefits brought about by fleet commonality and same type rating between the Bombardier CRJ200, CRJ700 and CRJ900, offer additional, and substantial, cost savings.

"This order is yet more evidence that the regional airline revolution is continuing, and that Bombardier continues to lead the market in regional jets," Mr. Ridolfi added.

Mesa Air Group currently operates a total of 158 aircraft with 984 daily departures to 159 cities in 39 states, the District of Columbia, Canada, Mexico and the Bahamas. It operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver as United Express; in Kansas City as Midwest Express; and in New Mexico and Texas as Mesa Airlines.

Firm orders for the Bombardier CRJ family now stand at 1,309, with 1,015 delivered to 37 customers as of December 31, 2003. Bombardier recently celebrated the 1,000th CRJ delivery making the program the most successful regional aircraft program in history. Conditional orders and options could boost the CRJ program total to 2,578 aircraft.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003 were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

*Trademarks of Bombardier Inc. or its subsidiaries.

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES $185-MILLION ORDER FROM CONNEX IN GERMANY FOR NEW GENERATION OF REGIONAL TRAINS

Montréal, Nov. 20, 2003 – Bombardier Transportation has received an order from Connex Verkehr GmbH for the production of regional trains. The order, valued at approximately $185 million Cdn (120 million Euros), comprises 15 trains with a total of 90 cars, and four electric *Bombardier* TRAXX** locomotives. Delivery of the vehicles is expected to start in the summer of 2005. The trains are scheduled to be put in service in December 2005 on the Marschbahn Line between Hamburg und Westerland (Sylt) in the North of Germany.

The new single-deck coaches are based on the vehicle design and technical solutions developed by Bombardier Transportation for the proven Bombardier double-deck cars that have been in successful service for many years. Since 1993, Deutsche Bahn alone has ordered close to 1,500 of these comfortable regional vehicles, which are built at Bombardier's facility in Görlitz, Germany. These cars are also reliably running in Israel and Denmark and will soon be introduced in Luxembourg.

The *Bombardier TRAXX* locomotives, which are powered by Bombardier's proven *MITRAC** propulsion and control system, are based on proven and standardized parts, systems, components and modules. This platform concept provides the customer with a product tailored to his specific requirements with reduced costs for procurement, operation and maintenance. The *TRAXX* locomotives, which are already in revenue service in Germany, Switzerland, Austria and Luxembourg, are characterized by a high reliability level, an availability of up to 97% and superior cost-effective operation. The locomotives ordered by Connex, to be built by Bombardier at its Kassel, Germany site, are a further development of the successful model previously known as Class 146.1.

"By selecting Bombardier Transportation, Connex opted for an innovative concept," said Olof Persson, President, Mainline, Bombardier Transportation. "Based on a proven and successful product, we have developed a new generation of regional trains which is state of the art in every aspect."

The 15 trains will be composed of either four or six air-conditioned single-deck cars in three different versions — connecting cars with the locomotives, middle cars, and steering cars. The low-floor coaches with a floor height of 800 mm offer a high level of passenger comfort and spacious multi-purpose areas for bicycles and prams. The trains can run at a maximum speed of 160 km/h. An ultra-modern train control system allows for feeder train operation, whereby two train units, operated with only one driver, can be split up at an en-route train station and then continue towards different destinations.

The trains will be operated by NOB Nord-Ostsee-Bahn GmbH, a subsidiary of Connex Verkehr GmbH. As a result of a Europe-wide tender, a ten-year transport service contract was awarded to NOB by LVS Kiel, the State authority responsible for transportation in Schleswig-Holstein.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montreal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

NOTE TO EDITORS: A photo is available on our Website at the following address: **http://www.transportation.bombardier.com/photography.jsp**

For information: Lydia Dufresne
Media Relations
+450 441 8130

PRESS RELEASE

04 FEB -5 AM 7:21

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES $121-MILLION ORDER FOR ADDITIONAL INTERREGIONAL TRAINS IN SWEDEN

Montréal, Nov. 26, 2003 – Bombardier Transportation has received an order from Swedish railway company Skånetrafiken for the delivery of 11 additional three-car *Bombardier* CONTESSA** interregional trains. The order is valued at approximately $121 million Cdn (MSEK 700). The new vehicles, which are scheduled for delivery starting in Spring of 2005, will be put in service in the southern Swedish region of Skåne as well as over the Oeresund bridge linking Sweden and Denmark. The order entails an option for a further 19 three-car trains.

The *CONTESSA* electric multiple units have been in service in Denmark and Sweden since the inauguration of the Oeresund Bridge in July 2000. Four different customers operate a total of 56 three-car trains, 21 of which are operated by Skånetrafiken.

"We are delighted to continue our mutually beneficial cooperation with Skånetrafiken," said Olof Persson, President, Mainline, Bombardier Transportation. "It is gratifying to be the supplier of a successful transportation company like Skånetrafiken and we are very excited about supporting their endeavours in meeting the future transportation demand in this expanding region."

The trains will be produced by Bombardier at its Västerås and Kalmar facilities in Sweden. The bogies will be manufactured at its site in Derby, UK.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Lydia Dufresne
Media Relations
+450 441 8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER'S TALENT TRAINS SELECTED AGAIN BY AUSTRIAN FEDERAL RAILWAYS

Montréal, November 27, 2003 – Bombardier Transportation and its consortium partner Elin EBG Traction have received an order from the Austrian Federal Railways (ÖBB) for 60 additional four-car *Bombardier* TALENT* electric multiple units (EMUs) to be used for regional and commuter services across Austria. The contract, which follows an initial order for 51 *TALENT* trains placed in 2001 by ÖBB, has a total value of $334 million Cdn (215 million Euros), with Bombardier's share accounting for some $248 million Cdn (160 million Euros). The new trains are scheduled to be delivered between July 2005 and the end of 2006.

The vehicles will be built at Bombardier Transportation's site in Aachen, Germany. Elin EBG Traction will supply part of the electrical equipment from Vienna, Austria. Commissioning of the vehicles will be undertaken at ÖBB's Technical Services facility in Vienna.

"With more than 260 vehicles ordered by seven customers in four countries, the diesel version of the *TALENT* multiple unit has clearly become a classic since its introduction in 1996," stated Olof Persson, President, Mainline, Bombardier Transportation. "This follow-up order for the electric version shows that our *TALENT* family is a winning concept. With this modern train, we have met the customer's requirements for a reliable and economic vehicle, one which is also a visual enhancement for rail traffic thanks to its striking silhouette."

The four-car *TALENT* multiple unit, with its stepless entry points for a 500 mm platform height, six bi-parting sliding plug doors on each side of the train and an interior designed to offer passengers a clear view through the entire train are ideal for fast regional and commuter services. The automatic couplers provide multiple-unit control of up to four trainsets, which can then carry up to 800 passengers. The trains are equipped with video cameras, allowing the driver to monitor the situation at the doors. Passenger areas and

toilet facilities designed for wheelchair accessibility are standard features, just like the modern passenger information and emergency communication systems.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montreal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

*Trademark(s) of Bombardier Inc. or its subsidiaries

***

NOTE TO EDITORS: A photo is available on our Website at the following address: http://www.transportation.bombardier.com/photography.jsp

For information: Lydia Dufresne
Media relations
+450 441 8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER WILL DELIVER *ITINO* DIESEL TRAINS IN GERMANY

Montréal, Dec. 17, 2003 – Bombardier Transportation has received an order from the Rhine-Main transport group (RMV) in Germany for 22 *Bombardier* ITINO** trainsets to be used for commuter services on the Odenwaldbahn regional line. The order has a value of approximately $113 million Cdn (70 million Euros). Delivery of the first *ITINO* diesel multiple unit (DMU) is scheduled for summer 2005. From December 15, 2005, the *ITINO* DMUs will significantly reduce journey times between the Odenwald region and the cities of Darmstadt, Hanau and Frankfurt/Main.

The two-car diesel-hydraulic *ITINO* trainsets are derived from a Bombardier Transportation vehicle concept originally produced for Swedish customers and the Erfurt industrial railway in Germany. The trains, which can reach a maximum speed of 140 km/h, will be assembled at Bombardier's facility in Hennigsdorf, Germany.

"The *ITINO* vehicle family is redefining the standards in terms of safety, reliability, design and ride quality," says Olof Persson, President, Mainline, Bombardier Transportation. "With strengths like these as key elements of our attractive vehicle concept, travel will take on new meaning — particularly in large urban conurbations like the Rhine-Main area."

A modern GPS-supported passenger information system provides state-of-the-art communications. Video surveillance, a virtually unrestricted view through the train's interior and a proven crash concept provide a high degree of safety.

The new vehicles will be owned by Fahrzeugmanagement Region Frankfurt RheinMain GmbH (fahma), a subsidiary of RMV GmbH. In early 2004, fahma will hand over the vehicles to the future operator of the Odenwaldbahn line, to be chosen following a tender for the provision of transport services for a ten-year period.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montreal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Lydia Dufresne
Media Relations
+450 441 8130

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http://www.transportation.bombardier.com

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES $120-MILLION ORDER FOR TGV DUPLEX TRAINSETS IN FRANCE

Montréal, January 15, 2004 — The consortium comprising Bombardier Transportation and Alstom Transport has received an order for 22 bi-level TGV** Duplex high-speed trainsets from the French National Railways (SNCF). The total amount of this new order is approximately $491 million Cdn (305 million Euros), with Bombardier Transportation's share amounting to approximately $120 million Cdn (74 million Euros). This order is a follow-up to an initial order for 82 trainsets awarded in October 2000.

Bombardier will manufacture the two first-class vehicles, one second-class vehicle and six carrying bogies for each of the 8-car trainsets. Deliveries are scheduled to take place between January 2006 and December 2007.

Bombardier has contributed to the production of 259 TGV trainsets since its first order for TGV equipment in November 1985. Eighteen additional trainsets ordered in December 2001 are currently under production at the Crespin facility, in France.

"Bombardier Transportation has an extraordinary amount of experience in the outfitting and equipping of different types of TGV trains. We are particularly proud of this new order, which further attests to the confidence that SNCF has in our capabilities," stated Jacques Lamotte, Executive Vice-President of Bombardier Transportation.

Bombardier Transportation in France operates primarily at its Crespin site in the Valenciennes region, where it employs more than 2,100 people. In the French market, Bombardier Transportation participates in all TGV programs and manufactures a wide range of rolling stock for public transport. Among these products are the MF 88 and MF 2000 vehicles for the Paris metro, the Strasbourg, Nantes and Saint-Etienne tramways, the Nancy and Caen trams-on-tires, the recent vehicles for the RER network and the TER2N NG regional transport railcars. In December 2001, Bombardier Transportation signed a contract with SNCF for the supply of 500 TER (Regional Express Trains) of the Autorail Grande Capacité (AGC) type for the French regions.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003 were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

** TGV is a trademark of SNCF

***

NOTE TO EDITORS: A photo is available on our Website at the following address: http://www.transportation.bombardier.com/photography.jsp

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES NEW ORGANIZATION WITHIN ITS RAIL TRANSPORTATION GROUP

Wolfgang Toelsner appointed Chief Operating Officer

Montréal, Jan. 29, 2004 — President and Chief Executive Officer of Bombardier Inc., Mr. Paul Tellier, today announced the following reorganization of Bombardier Transportation, effective immediately:

- The position of President and Chief Operating Officer of Bombardier Transportation is split into two distinct positions. The appointment of a new President for Bombardier Transportation is expected to be made before the end of March. Mr. Tellier will continue to serve as interim President of Bombardier Transportation until the appointment is made.

- Mr. Wolfgang Toelsner is appointed Chief Operating Officer. Mr. Toelsner is recognized as one of the most respected leaders in the rail industry. He has been responsible for Bombardier's Locomotives and Freight Division in Europe since 2001, leading a strong and successful team, which has lived up to its commitments and delivered solid results. Mr. Toelsner joined Bombardier in 1996.

  Under the new structure, eight (8) of the ten (10) operational divisions will report to the Chief Operating Officer: North America; Total Transit Systems; Light Rail Vehicles (LRV); Locomotives and Freight; Propulsion and Control; Rail Control Solutions; Bogies; and the London Underground Projects.

- The Industrial Division, previously responsible for the manufacturing network in Europe, is being disbanded. The various manufacturing facilities will become part of the respective product divisions, allowing each division to have direct responsibility not only for marketing, sales and engineering, but also for production. This means, for example, that the plants producing mainline products will be integrated into the Mainline Division, the ones producing light rail vehicles will become part of the LRV Division.

- The Mainline Division will be expanded to include the Metros Division as well as the Carbodies Division. The products manufactured by these two units are produced in the same facilities.

- The Chief Operating Officer, Mr. Wolfgang Toelsner; the expanded Mainline Division President, Mr. Olof Persson; and the Services Division President, Mr. Rik Dobbelaere, will report to the President. All Bombardier Transportation group staff functions will continue to report to the President.

- Mr. Tellier continues to chair the recently constituted Management Committee.

"We firmly believe this new organization will improve project management, improve accountability as well as customer service, reduce overhead and duplication, and simplify the organizational structure," stated Mr. Tellier.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003, were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

For information Dominique Dionne
Vice President, Public Relations and Communication
+514 861-9481

Note to Editors:
Organizational charts as of Dec. 1, 2003, and Jan. 29, 2004, as well as biographies and photos of Wolfgang Toelsner, Olof Persson and Rik Dobbelaere, are available on Bombardier's Web Site at http://www.bombardier.com.

Bombardier Transportation
Organizational Structure (as of December 1, 2003)



Interim President and Chief Operating Officer
P. Tellier
V.P. Contracts & Legal Affairs
S. Bourdon
V. P. Finance
M. Hütten
V.P. Strategy, Markets and Product Planning
T. Ngo
V.P. Human Resources
J.-L. Poirier
President, North America
W. Spurr
President, Propulsion & Controls
A. Wennberg
President, Services
R. Dobbelaere
President, Rail Control Solutions
J. Rion
President, Total Transit Systems
R. Pelletier
President, Locomotives & Freight
W. Toelsner
President, Mainline
O. Persson
President, Metros
E. Gartner
President, Light Rail Vehicles
W. Grawenhoff
President, Industrial
J. Gaissert
Executive V.P. & Chief Engineer
G. Hébert
Executive V.P. & Chief Procurement Officer (CPO)
J. Lamotte
Senior V.P. Administration
J. Laparé
V.P. Bid Approval Process
A. D'Ambrosio

BOMBARDIER
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Bombardier Transportation
New Organizational Structure (as announced January 29, 2004)



Interim President
R. Tellier
President, Mainline
O. Persson
Chief Operating Officer
W. Toelsner
President, Services
R. Dobbelaere
Executive V.P. & Chief Engineer
G. Hébert
Executive V.P. & Chief Procurement Officer (CPO)
J. Lamotte
V.P. Finance
M. Huetten
V.P. Human Resources
J-L Poirier
President, North America
W. Spurr
President, Total Transit Systems
P. Pelletier
President, Rail Control Solutions
J. Rión
President, Bogies
R. Wassmer
President, Propulsion & Controls
A. Wennberg
President, Locomotives & Freight
TBD
President, Light Rail Vehicles
W. Grawenhoff
President, London Underground Projects
R. Betler
Senior V.P. Administration
J. Laparé
V.P. Strategy, Markets and Product Planning
T. Ngo
V.P. Contracts & Legal Affairs
S. Bourdon
V.P. Bid Approval Process
A. D'Ambrosio

BOMBARDIER
Experience the Extraordinary